UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)*

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Name of Issuer)

COMMON SHARES, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

G0535E106

(CUSIP Number)

Ashley Liang, Esq.

Pacific Electric Wire & Cable Co., Ltd.

26Fl., No. 95, Sec. 2, Dunhua S. Rd.

Taipei City, 106, Taiwan ROC

With a copy to:

Michael J. Hagan, Esq.
Fox Horan & Camerini LLP
825 Third Avenue, 12th Floor
New York, NY 10022

212-480-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2015

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

1	NAMES OF REPORTING PERSONS: Pacific Electric Wire & Cable Co., Ltd. (“PEWC” or “Pacific Electric”) IRS Identification No.: n/a – foreign corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, ROC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,430,769
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,430,769
	10	SHARED DISPOSITIVE POWER 0

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,430,769
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5% of outstanding common shares, $0.01 par value per share as of August 21, 2015
14	TYPE OF REPORTING PERSON (see instructions) CO

1	NAMES OF REPORTING PERSONS: Moon View Ventures Limited, B.V.I. (“Moon View” and, together with PEWC, the “Reporting Persons”) IRS Identification No.: n/a – foreign corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

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NUMBER OF SHARES OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,363,363 common shares held of record[*]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,363,363 common shares held of record*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5% of outstanding common shares, $0.01 par value per share as of August 21, 2015
14	TYPE OF REPORTING PERSON (see instructions) CO

[*] Moon View is a wholly-owned subsidiary of, and is beneficially owned and controlled by, PEWC.

 _______________

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Statement for Schedule 13D/A

Pacific Electric Wire & Cable Co., Ltd., Taiwan, ROC company (“Pacific Electric”) and Moon View Ventures Limited, a British Virgin Islands company (“Moon View”) are filing this Amendment No. 3 to Schedule 13D with respect to the common shares, $0.01 par value per share (the “Common Shares”), of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (the “Company”). Moon View is a wholly-owned subsidiary of Pacific Electric. This Amendment No. 3 amends the initial statement that Pacific Electric and Moon View filed on Schedule 13D with the Securities and Exchange Commission (the “Commission”) on September 27, 2005 (the “Initial Statement”), as amended by Amendment No. 1 thereto filed on November 7, 2007, and Amendment No. 2 thereto filed on March 27, 2009.

The filing of this Amendment No. 3 shall not be construed as an admission that Pacific Electric, or any of its executive officers or directors are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the beneficial owners of any securities covered by this statement or that this statement is required to be filed by such persons.

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This Amendment No. 3 amends the Initial Statement by amending and supplementing the Initial Statement as follows:

Item 1.	Security and Issuer

This statement relates to the Common Shares of the Company. The principal executive offices of the Company are located at 7 Fl. B, No. 132, Sec. 3, Min-Sheng East Rd., Taipei 105, Taiwan, Republic of China.

Item 2.	Identity and Background

(a)	Pacific Electric and its wholly owned subsidiary Moon View are filing this statement. The executive officers and directors of Pacific Electric and Moon View are set forth in Item 2(c) of this Statement.

(b)	The business address of Pacific Electric is No. 95, Sec. 2, Dunhua South Road, Taipei 106 Taiwan, ROC. The business address of Moon View is Unit 1008, 10/F., Nan Fung Tower, 173 Des Voeux Road, Central, Hong Kong. The principal business addresses of Pacific Electric and Moon View’s respective executive officers and directors are set forth in Item 2(c) of this statement.

(c)	Pacific Electric is a general business conglomerate focused primarily on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. The present principal occupation or employment of Pacific Electric and Moon View’s executive officers and directors, and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

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BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF PACIFIC ELECTRIC

Name	Position at Pacific Electric	Principal Business address	Citizenship
Chun Tang Yuan	Director & Chairman	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Tao-Tsun Sun	Director & Vice Chairman	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Chow Chun Cheng	Director & Vice Chairman	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Chao Chun Lee	Director & CEO	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Tao-Heng Sun	Director & President	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Wu Chun Cheng	Director & Vice President	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Tao-Ji Sun	Director	Pacific Electric Wire & Cable Co., Ltd. 26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China

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BOARD OF DIRECTORS OF MOON VIEW

Name	Position at Moon View	Principal Business Address	Citizenship
Chun Tang Yuan	Director	26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Tao-Heng Sun	Director	26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Chao Chun Lee	Director	26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China
Chow Chun Cheng	Director	26 Fl, No. 95, Sec 2, Dunhua S. Rd., Taipei City, 106, Taiwan R.O.C.	Taiwan, Republic of China

(d)	During the last five years, none of Pacific Electric, Moon View, or any of their current executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of Pacific Electric, Moon View, or any of their current executive officers or directors was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and was or is, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Pacific Electric is incorporated in Taiwan, the Republic of China. The citizenship of each director and executive officer of Pacific Electric and Moon View is set forth in Item 2(c) of this Statement.

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Item 3. Source and Amount of Funds or Other Consideration

On August 17, 2015, Pacific Electric and Moon View entered into a Stock Purchase Agreement with MSD Credit Opportunity Master Funds L. P. (“MSDC”) a Cayman Islands Limited Partnership (the “Purchase Agreement”). Under the Purchase Agreement, MSDC sold 1,355,415 common shares of the Company (the “Subject Shares”) to Pacific Electric for $6,926,170.65 in cash from the working capital of the Reporting Persons. On August 21, 2015, the sale was consummated and the Reporting Persons acquired title to the Subject Shares. In connection with the sale of Common Shares, Pacific Electric and MSDC terminated the March 2009 Shareholders’ Agreement.

No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of the Transaction

On August 17, 2015, the Reporting Persons entered into the Purchase Agreement with MSDC to purchase 1,335,415 shares of the Common Shares for investment purposes.

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As of the date hereof, Pacific Electric does not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except that the resignation of Ching Rong Shue has been accepted by the Company and Alex Chen has been nominated by the board of directors to fill the vacancy created by the resignation.
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company's business or corporate structure;
(g)	Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.

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Notwithstanding the foregoing, Pacific Electric reserves the right to effect any such actions as it may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer

(a)	Pacific Electric is the beneficial owner of 10,430,769 shares of the Common Shares of the Company, representing 75.5% of the outstanding shares as of April 30, 2015, the most recent date in which the amount of the Company's outstanding shares were available to the public. Pacific Electric beneficially owns 1,410,739 shares directly and the remaining shares indirectly, as a result of Pacific Electric's control of its wholly-owned subsidiary, Moon View, which owns of record 8,363,363 shares of the Common Shares, representing 60.5% of the outstanding shares as of April 30, 2015, and as a result of Pacific Electric's control of its wholly-owned subsidiary, Pacific Holdings Group, a Nevada corporation ("Pacific Holdings"), which owns of record 656,667 shares of the Common Shares, representing 4.8% of the outstanding shares as of April 30, 2015.
(b)	Pacific Electric has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 10,430,769 of the Common Shares.
(c)	Pacific Electric has not effected any transactions with respect to the Common Shares during the past sixty days, aside from the transaction of August 21, 2015 reported in Item 3, which is the subject of this Amendment No. 3 to Schedule 13D.
(d)	To the knowledge of Pacific Electric, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of the Common Shares.
(e)	Not applicable. Pacific Electric continues to be the beneficial owner of more than five percent of the Common Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the information set forth in Items 3 and 4 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Pacific Electric and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Stock Purchase Agreement by and between Pacific Electric and MSDC, dated August 17, 2015.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

	By:	/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Chairman

MOON VIEW VENTURES LIMITED, B.V.I.

	By:	/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Director

Date: September 10, 2015

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